

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

November 15, 2010

<u>Via U.S. Mail and Facsimile (949) 585-4091</u>

L. George Klaus
Chairman, President and CEO
Epicor Software Corp.
18200 Von Karman Avenue
Suite 100
Irvine, CA. 92612

> **Re: Epicor Software Corp.
> Form 10-K for the Fiscal Year Ended December 31, 2009
> Filed March 12, 2010
> File No. 000-20740**

Dear Mr. Klaus:

We have reviewed your letter dated October 29, 2010 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 1, 2010.

<u>Part III (as incorporated by reference from definitive proxy filed April 26, 2010)</u>

<u>Executive Compensation</u>

<u>Compensation Discussion and Analysis</u>

<u>Performance Based Restricted Stock Program, page 38</u>

1.   Given your response to prior comment 1, we continue to believe that you have not presented a persuasive analyses explaining as to how your competitors could pull

together sufficiently specific information about your future operations and strategy from the disclosure of your 2009 company-wide revenue and adjusted EBITDA targets that would cause you competitive harm after you publicly disclose results. We refer again to Instruction 4 of Item 402(b) for guidance. Please disclose supplementally these target amounts for your fiscal year ended 2009 and confirm that you will provide such disclosure in similar situations in subsequent filings.

Please address questions regarding the comment to Ryan Houseal, Staff Attorney, at (202) 551-3105. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark Shuman
Legal Branch Chief